Exhibit 99.1

Yingli Green Energy Subsidiary Signs Supplemental Long Term Credit Facility Agreement with DEG, FMO and PROPARCO

BAODING, China--(BUSINESS WIRE)--November 6, 2008--Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that Baoding Tianwei Yingli New Energy Resources Co., Ltd (“Tianwei Yingli”), the Company’s principal operating subsidiary, has entered into a Supplemental Long Term Credit Facility Agreement (the “Supplemental Agreement”) with DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), the Netherlands Development Finance Company (“FMO”) and The Société de Promotion et de Participation pour la Coopération Economique (“PROPARCO”). The Supplemental Agreement to Tianwei Yingli’s previously announced Five-Year US$50 million Credit Facility Agreement (the “Original Agreement”) with DEG and FMO adds PROPARCO to the lending group with an additional US$25 million of credit available to the Company. The five-year duration of the loan, interest rate of LIBOR plus 3.0% and other significant terms have remained unchanged from the terms of the Original Agreement, under which the Company drew down US$50 million in September 2008.

"As a development institution, PROPARCO decided very early to substantially invest in the renewable energy sector," said Mr. Paul de la Gueriviere, PROPARCO's head for China. "From all the various companies we know, Yingli Green Energy is one among the few to have a recognized first class expertise and a famous worldwide brand name. We are very proud to contribute to the further development of the company and to be associated with its success."

“We are pleased to announce this agreement with DEG, FMO and PROPARCO,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “Despite a backdrop of a tight credit market and global financial turmoil, we were able to secure a significant expansion of our existing credit facility with DEG and FMO, which we believe demonstrates PROPARCO’s confidence in our business and leadership position in the solar industry, as well as our status as a good corporate citizen. Securing additional long-term credit with this supplemental agreement, we have enhanced our debt structure by enabling us to shift to longer term indebtedness and further strengthened our ability to execute our business plan in these tough times.”

About PROPACCO

PROPARCO is a Development Finance Institution jointly owned by the French Development Bank (AFD) and by private shareholders. Its mission is to promote private investment in emerging and developing countries in order to support sustainable development. Operating in more than 50 countries, its sector strategy is tailored to each country. Its activities in China are mainly focused on financing projects combating climate change. It provides a full range of financial instruments depending on the specific needs of its clients (loans, equity, guarantees and financial engineering). In 2007, PROPARCO allocated 600 MEUR for more than fifty projects in over thirty countries.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT:
In China:
Yingli Green Energy Holding Company Limited
Qing Miao
Director, Investor Relations
+86-312-3100-502
ir@yinglisolar.com
or
In the United States:
Christensen
Linda Bergkamp
480-614-3004
lbergkamp@ChristensenIR.com
or
In Hong Kong:
Christensen
Jung Chang
+852-2232-3973
jchang@ChristensenIR.com